UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. )

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☐	Soliciting Material Under Rule 14a-12

Galaxy Gaming, Inc.
(Name of Registrant as Specified in Its Charter)

Robert G. Pietrosanto Robert B. Saucier Triangulum Partners, LLC Tony A. Cranford Sir Mark H. Jones James D. Meier
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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2019 ANNUAL MEETING OF STOCKHOLDERS
OF
Galaxy Gaming, Inc.
_________________________

SUPPLEMENT DATED AUGUST 22, 2019 TO PROXY STATEMENT
OF
Robert G. Pietrosanto
DATED AUGUST 13, 2019
_________________________

Robert G. Pietrosanto (“Mr. Pietrosanto” or “I”) is a stockholder of Galaxy Gaming, Inc., a Nevada corporation (“Galaxy Gaming” or the “Company”). I, together with Robert B. Saucier (“we” or “our”), are filing this proxy statement supplement (this “Supplement”) relating to our solicitation of proxies in connection with the Company’s upcoming 2019 annual meeting of stockholders scheduled to be held at 9:00 a.m. (local time) on Wednesday, August 28, 2019, at Green Valley Ranch Resort Spa & Casino, 2300 Paseo Verde Parkway, Henderson, Nevada 89052 (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).

We believe that the Board of Directors of the Company (the “Board”) must be meaningfully reconstituted to ensure that the Board takes the necessary steps for the Company’s stockholders to realize the maximum value of their investments. We therefore previously sent you a definitive proxy statement dated August 13, 2019 (our “Proxy Statement”) and BLUE proxy card seeking your support at the Annual Meeting to elect Mr. Pietrosanto’s three (3) director nominees, Tony A. Cranford, Sir Mark H. Jones and James D. Meier (collectively, the “Nominees”). Information regarding the election of directors, the Nominees and the other proposals to be considered by stockholders at the Annual Meeting is more fully set forth in our Proxy Statement.

Since the initial filing of our Proxy Statement, Galaxy Gaming has publicly announced that it will not consider the election of our Nominees as a business item at the Annual Meeting because it did not receive Mr. Pietrosanto’s notice of his intent to nominate the Nominees prior to the nomination deadline under the advance notice nomination provisions contained in the Bylaws. Galaxy Gaming has not held an annual meeting at which directors were elected since 2007. None of the Company’s existing Board members have ever been elected by stockholders. We question the applicability of the Company’s advance notice bylaw provisions to our nominations in light of the litigation seeking an order to compel the Company to hold an annual meeting that was pending in Nevada state court at the time that the Company first publicly announced the Annual Meeting date on June 6, 2019. We will attend the Annual Meeting and vote all BLUE proxy cards that we receive from stockholders as marked and, in the absence of specific instructions, FOR the election of the Nominees to the Board, AGAINST the advisory vote on executive compensation, 1 YEAR on the advisory vote on the frequency of holding future advisory votes on executive compensation and FOR the ratification of the appointment of Piercy Bowler Taylor & Kern as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019. If Galaxy Gaming does not voluntarily change its position on the validity of our nominations prior to the Annual Meeting, we intend to assess the voting results upon the closing of the polls at the Annual Meeting in order to determine whether to seek an injunction in state court mandating that the Company recognize our nominations and count votes that are in favor of the Nominees. In the event Galaxy Gaming does not change its position and we choose not to seek such an injunction or we choose to seek such an injunction but a court of competent jurisdiction holds that our nominations are invalid, the votes represented by the BLUE proxy cards will not be counted at the Annual Meeting.

Depending upon certain facts and circumstances leading up to the Annual Meeting, including the current voting tabulation and whether Galaxy Gaming has changed its position with respect to the validity of our nominations, Mr. Pietrosanto and Mr. Cranford may determine not to vote his respective shares of Common Stock of the Company at the Annual Meeting. Other stockholders of the Company have indicated to us that they may also choose not to vote their shares of Common Stock of the Company at the Annual Meeting. To be clear, we are not soliciting any stockholders to not vote their respective shares of Common Stock at the Annual Meeting. The purpose of our solicitation remains to elect our highly-qualified Nominees. We will vote any BLUE proxy cards we receive from other stockholders at the Annual Meeting as marked and, in the absence of specific instructions, as indicated above.

THIS SOLICITATION IS BEING MADE BY US AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

This Proxy Statement and our BLUE proxy card are available at https://fixgalaxygaming.com